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                                                               Exhibit (d)(3.1)


                                 THIRD ADDENDUM

            THIS THIRD ADDENDUM, dated October 1, 2002, to the Investment Advisory Agreement dated October 29, 1993 between Pacific Capital Funds, a Massachusetts business trust (the "Trust"), and Hawaiian Trust Company, Ltd., a state-chartered trust company having its principal place of business in Honolulu, Hawaii (Bank of Hawaii, the successor by merger to Hawaiian Trust Company, Ltd., is hereinbelow referred to as the "Investment Adviser") modifies the Investment Advisory Agreement as follows:

            1. Section 3 of the Investment Advisory Agreement is hereby supplemented with respect to the New Asia Growth Fund, Small Cap Fund and International Stock Fund series of the Trust by adding the following paragraph after subsection (f) thereof, which paragraph supersedes the text set forth in the Addendum dated July 25, 1995 and the Amended Addendum dated December 1, 1998:

                  In carrying out its responsibilities as described in this
      Section 3, the Investment Adviser may, without limitation, subject to the requirements of Section 15 of the 1940 Act (including the requirements of Trustee and shareholder approval), retain one or more sub-advisers to manage the portfolio of a Fund. Any such sub-adviser shall have full investment discretion, including the discretion to select broker-dealers, and shall make all determinations with respect to investment of the portion of the Fund's assets assigned to it, subject to overall supervision by the Investment Adviser. Such sub-advisers will be retained at the Investment Adviser's own cost and expense unless the Trust becomes a party to the sub-advisory agreement, in which case the compensation to be paid to such sub-adviser shall be paid directly by the Trust, subject to the limitations of the second paragraph of Section 7 of the Investment Advisory Agreement. Nothing in the preceding sentence shall limit the responsibility of the Trust under Section 6 of the Investment Advisory Agreement for the cost of portfolio securities and the transaction costs of purchasing such portfolio securities (including brokerage commissions, if any) purchased for the Funds.

            2. Schedule A to the Investment Advisory Agreement is hereby amended as follows:

                  The compensation payable to the Investment Adviser with respect to the New Asia Growth Fund series of the Trust shall be the annual rate of forty one-hundredths of one percent (0.40%) of the average daily net assets of such Fund.

                  The compensation payable to the Investment Adviser with respect to the International Stock Fund series of the Trust shall be the annual rate of forty-five one-hundredths of one percent (0.45%) of the average daily net assets of such Fund.
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                  The compensation payable to the Investment Adviser with
      respect to the Small Cap Fund series of the Trust shall be the annual rate of fifty one-hundredths of one percent (0.50%) of the average daily net assets of such Fund.

            IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above-written.

PACIFIC CAPITAL FUNDS                     BANK OF HAWAII
                                          (formerly Pacific Century Trust)
                                          (successor by merger to Hawaiian Trust
                                          Company, Ltd.)

By:    /s/ Andrew P. Spencer              By:    /s/ Steven R. Champion
Name:  Andrew P. Spencer                  Name:  Steven R. Champion
Title: Executive Vice President           Title: Executive Vice President